Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-Looking Statements and Factors that May Affect Future Results of Operations”, below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2017, or our 2017 Annual Report.

Overview of Business and Trend Information

We are a leading global provider of applied additive technology solutions for industries including aerospace, automotive, healthcare, consumer products and education. We focus on customers’ business requirements and seek to create new value for our customers across their product lifecycle processes, from design prototypes to manufacturing tools and final production parts. We operate a 3D printing ecosystem of solutions and expertise, comprised of advanced materials; software with voxel level control; precise, repeatable and reliable fused deposition modeling (FDM) and PolyJet 3D printers; application-based services; on-demand parts and key partnerships. We strive to ensure that our solutions are integrated seamlessly into each customer’s evolving workflow. Our applications are industry-specific and geared towards accelerating business processes, optimizing value chains and driving business performance improvements. Our customers range from individuals and smaller businesses to large, global enterprises, and we include a number of Fortune 100 companies among our customers.

Our 3D printers include systems ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide related services offerings. We offer a powerful range of additive manufacturing materials, including clear, rubberlike and biocompatible photopolymers, and tough high-performance thermoplastics. We believe that the range of 3D printing consumable materials that we offer, consisting of 58 FDM cartridge-based materials, 37 PolyJet cartridge-based materials, 158 non-color digital materials, and over 500,000 color variations is the widest in the industry. Our service offerings include Stratasys Direct Manufacturing, or SDM, printed parts services which offers AM capabilities encompassing a wide range of technologies allowing for plastic and metal parts for rapid prototyping and production processes, as well as related professional services.

We conduct our business globally and provide products and services to our global customer base through our main operational facilities which are located in Israel, the United States, Germany and Hong Kong as well through our offices in China, Italy, Brazil, India, Japan and Korea. Our extensive global reach is well-positioned through a network of approximately 200 resellers and selling agents around the world and an online channel. We have approximately 2,300 employees and hold more than 1,200 granted or pending additive manufacturing patents globally.

Summary of Financial Results

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three months ended March 31, 2018 with the corresponding period in 2017.

Results of Operations

Comparison of Three Months Ended March 31, 2018 to Three Months Ended March 31, 2017

The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended March 31,
	2018		2017
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Revenues	thousands	Revenues
Revenues	$153,833	100.0%	$163,162	100.0%
Cost of revenues	78,183	50.8%	86,282	52.9%
Gross profit	75,650	49.2%	76,880	47.1%
Research and development, net	25,110	16.3%	24,634	15.1%
Selling, general and administrative	57,005	37.1%	64,875	39.8%
Operating loss	(6,465)	-4.2%	(12,629)	-7.7%
Financial income, net	8	0.0%	256	0.2%
Loss before income taxes	(6,457)	-4.2%	(12,373)	-7.6%
Income tax expenses	601	0.4%	1,326	0.8%
Share in losses of associated companies	(6,073)	-3.9%	(288)	-0.2%
Net loss attributable to non-controlling interests	(90)	-0.1%	(130)	-0.1%
Net loss attributable to Stratasys Ltd.	(13,041)	-8.5%	(13,857)	-8.5%

Discussion of Results of Operations

Revenues

Our products and services revenues in the first quarter of each of 2018 and 2017, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended March 31,
	2018	2017	% Change
	U.S. $ in thousands
Products	$103,917	$115,087	-9.7%
Services	49,916	48,075	3.8%
	$153,833	$163,162	-5.7%

Products Revenues

Revenues derived from products (including AM systems and consumable materials) decreased by $11.2 million, or 9.7%, for the three months ended March 31, 2018, as compared to the three months ended March 31, 2017. The decrease in products revenues was driven by a decrease in our systems revenues and was partially offset by an increase in our consumables revenues.

Systems revenues for the three months ended March 31, 2018 decreased by 20.7% as compared to the three months ended March 31, 2017. The decrease in systems revenues was driven primarily by a decrease in our systems revenues in North America and by lower revenues from customers in government and other key verticals during the period.

Consumables revenues for the three months ended March 31, 2018 increased by 1.7% as compared to the three months ended March 31, 2017. The modest increase, reflects the impact of the reduction in system sales in North America and the associated point of sale consumable purchases typically made, as well as consumables mix driven by utilization pattern associated with our technology mix within our installed base.

Services Revenues

Services revenues (including SDM, maintenance contracts, spare parts and other services) increased by $1.8 million for the three months ended March 31, 2018, or 3.8%, as compared to the three months ended March 31, 2017. Within services revenues, customer support revenue, which includes revenue generated mainly by maintenance contracts on our systems, increased by 7.3%, reflecting our growing installed base of systems and our effective support solutions suitable for end-users’ needs.

Revenues by Region

Revenues and the percentage of revenues by region for the first quarter of each of 2018 and 2017, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Three Months Ended March 31,
	2018		2017		% Change
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Revenues	thousands	Revenues
Americas*	$87,914	57.1%	$101,749	62.3%	-13.6%
EMEA	38,971	25.3%	34,065	20.9%	14.4%
Asia Pacific	26,948	17.6%	27,348	16.8%	-1.5%
	$153,833	100.0%	$163,162	100.0%	-5.7%

* Represent the United States, Canada and Latin America

Revenues in the Americas region decreased by $13.8 million, or 13.6%, to $87.9 million for the three months ended March 31, 2018, compared to $101.8 million for the three months ended March 31, 2017. The decrease was primarily driven by lower system revenues.

Revenues in the EMEA region increased by $4.9 million, or 14.4%, to $39.0 million for the three months ended March 31, 2018, compared to $34.1 million for the three months ended March 31, 2017. The increase reflects higher products and services revenues. In local currencies terms, revenues in the EMEA region for the three months ended March 31, 2018 increased by 1.1% as compared to the three months ended March 31, 2017. Revenues in the EMEA region were favorably impacted by approximately $4.5 million, on a constant currency basis when using prior period’s exchange rates.

Revenues in the Asia Pacific region decreased by $0.4 million, or 1.5%, to $26.9 million for the three months ended March 31, 2018, compared to $27.3 million for the three months ended March 31, 2017. The decrease reflects lower products revenues, partially offset by increased services revenues.

Gross Profit

Gross profit for our products and services for the first quarter of each of 2018 and 2017, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended March 31,
	2018	2017
	U.S. $ in thousands		Change in %
Gross profit attributable to:
Products	$58,699	$60,607	-3.1%
Services	16,951	16,273	4.2%
	$75,650	$76,880	-1.6%

Gross profit as a percentage of revenues for our products and services was as follows for the first quarter of each of 2018 and 2017:

	Three Months Ended March 31,
	2018	2017
Gross profit as a percentage of revenues from:
Products	56.5%	52.7%
Services	34.0%	33.8%
Total gross profit	49.2%	47.1%

Gross profit attributable to products revenues decreased by $1.9 million, or 3.1%, to $58.7 million for the three months ended March 31, 2018, compared to gross profit of $60.6 million for the three months ended March 31, 2017. Gross profit attributable to products revenues as a percentage of products revenues increased to 56.5% for the three months ended March 31, 2018, compared to gross profit of 52.7% for the three months ended March 31, 2017.

The increase in gross profit attributable to products revenues was primarily driven by product mix as consumables revenues ratio within our total products revenues in the three months ended March 31, 2018 was higher compared to the three months ended March 31, 2017, as well as lower amortization expense.

Gross profit attributable to services revenues increased by $0.7 million, or 4.2%, to $17.0 million for the three months ended March 31, 2018, compared to $16.3 million for the three months ended March 31, 2017. Gross profit attributable to services revenues as a percentage of services revenues in the three months ended March 31, 2018 increased to 34.0%, as compared to 33.8% for the three months ended March 31, 2017. Our gross profit from services revenues was impacted by the mix between our customer service business, and our direct manufacturing paid-parts business whose gross margin was impacted by the different technologies that make up the product mix.

Operating Expenses

The amount of each type of operating expense for the first quarter of each of 2018 and 2017, as well as the percentage change reflected thereby, and total operating expenses as a percentage of our total revenues in each such quarter, were as follows:

	Three Months Ended March 31,
	2018	2017	% Change
	U.S. $ in thousands
Research and development, net	$25,110	$24,634	1.9%
Selling, general & administrative	57,005	64,875	-12.1%
	$82,115	$89,509	-8.3%
Percentage of revenues	53.4%	54.9%

Research and development expenses, net increased by $0.5 million, or 1.9%, to $25.1 million for the three months ended March 31, 2018, compared to $24.6 million for the three months ended March 31, 2017. The amount of research and development expenses constituted 16.3% of our revenues for the three months ended March 31, 2018, as compared to 15.1% for the three months ended March 31, 2017.

Our research and development expenses were impacted by timing of projects' spending and products launches, as well as payroll related expenses. The moderate increase in research and development expenses, net reflects our commitment to invest in long-term initiatives that include advancements in our core FDM and PolyJet technologies, as well as our new metal additive manufacturing platform, advanced composite materials, and software and application development.

Selling, general and administrative expenses decreased by $7.9 million, or 12.1%, to $57.0 million for the three months ended March 31, 2018, as compared to $64.9 million for the three months ended March 31, 2017. The amount of selling, general and administrative expenses constituted 37.1% of our revenues for the three months ended March 31, 2018, as compared to 39.8% for the three months ended March 31, 2017.

The decrease in our selling, general and administrative expenses was primarily driven by lower commissions, lower depreciation and impairment expenses, as well as favorable impact resulted from the gain on sale of one of our facilities in Minnesota.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues, were as follows for the first quarter of each of 2018 and 2017:

	Three Months Ended March 31,
	2018	2017
	U.S. $ in thousands
Operating loss	$(6,465)	$(12,629)

Percentage of revenues	-4.2%	-7.7%

Operating loss amounted to $6.5 million for the three months ended March 31, 2018 compared to an operating loss of $12.6 million for the three months ended March 31, 2017. The decrease in operating loss was primarily attributable to lower operating expenses for the three months ended March 31, 2018 compared to the three months ended March 31, 2017, as discussed above.

Financial Income, net

Financial income, net, which was primarily comprised of foreign currencies effects, interest income and interest expense, was $0 million compared to financial income, net of $0.3 million for the three months ended March 31, 2017.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes for the first quarter of each 2018 and 2017, as well as the percentage change in each reflected thereby, were as follows:

	Three Months Ended
	March 31,
	2018	2017
	U.S. $ in thousands		Change in %
Income tax expense	$601	$1,326	-54.7%

As a percent of loss before income taxes	-9.3%	-10.7%	-13.1%

We had a negative effective tax rate of 9.3% for the three-month period ended March 31, 2018 compared to a negative effective tax rate of 10.7% for the three-month period ended March 31, 2017. Our effective tax rate was primarily impacted by different geographic mixes of earnings and losses.

Share in Losses of Associated Companies

Share in losses of associated companies reflect our proportionate share of the earnings of unconsolidated entities accounted for by using the equity method of accounting. During the three months ended March 31, 2018, our proportionate share of the earnings of our equity method investments was $6.1 million compared to $0.3 million in the three months ended March 31, 2017. The difference is primarily due to in-process research and development (IPR&D) write-off resulting from the Evolve transaction. For further information, see note 3 to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.

Net Loss Attributable to Stratasys Ltd. and Net Loss Per Share

Net loss attributable to Stratasys Ltd., and diluted net loss per share, for the first quarter of each of 2018 and 2017, were as follows:

	Three Months Ended March 31,
	2018	2017
	U.S. $ in thousands
Net loss attributable to Stratasys Ltd.	$(13,041)	$(13,857)

Percentage of revenues	-8.5%	-8.5%

Diluted net loss per share	$(0.24)	$(0.26)

Net loss attributable to Stratasys Ltd. was $13.0 million for the three months ended March 31, 2018 compared to net loss of $13.9 million for the three months ended March 31, 2017. The decrease in the net loss attributable to Stratasys Ltd. was primarily attributable to decreased operating expenses, partially offset by an increase in share in losses of associated companies, as described above.

Diluted net loss per share was $0.24 and $0.26 for the three months ended March 31, 2018 and 2017, respectively. The weighted average fully diluted share count was 53.7 million for the three months ended March 31, 2018, compared to 52.7 million for the three months ended March 31, 2017.

Supplemental Operating Results on a Non-GAAP Basis

The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges or gains, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. We also exclude, when applicable, non-recurring significant tax charges or benefits that relate to prior periods which we do not believe are reflective of ongoing business and operating results. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Reconciliation of GAAP to Non-GAAP Results of Operations

The following tables present the GAAP measures, the corresponding non-GAAP amounts and related non-GAAP adjustments for the applicable periods:

		Three Months Ended March 31,
		2018	Non-GAAP	2018	2017	Non-GAAP	2017
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$75,650	$5,599	$81,249	$76,880	$6,614	$83,494
	Operating income (loss) (1,2)	(6,465)	11,387	4,922	(12,629)	16,658	4,029
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(13,041)	15,763	2,722	(13,857)	16,265	2,408
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.24)	$0.29	$0.05	$(0.26)	$0.31	$0.05

(1)	Acquired intangible assets amortization expense		5,204			5,705
	Non-cash stock-based compensation expense		387			643
	Reorganization and other related costs		18			94
	Merger and acquisition related expense		(10)			172
			5,599			6,614

(2)	Acquired intangible assets amortization expense		2,558			2,544
	Non-cash stock-based compensation expense		3,028			3,261
	Change in fair value of obligations in connection with acquisitions		-			696
	Reorganization and other related costs		1,671			1,686
	Gain from sale of plant and property		(1,563)			-
	Merger and acquisition related expense		94			1,857
			5,788			10,044
			11,387			16,658

(3)	Corresponding tax effect		(792)			(585)

	Amortization of acquired intangibles assets related to equity method investments		5,168			192
			$15,763			$16,265

(4)	Weighted average number of ordinary shares outstanding-Diluted	53,657		53,721	52,690		53,641

Liquidity and Capital Resources

A summary of our statement of cash flows is as follows:

	Three Months Ended March 31,
	2018	2017
	U.S $ in thousands
Net loss	$(13,131)	$(13,987)
Depreciation and amortization	15,372	16,566
Deferred income taxes	(922)	(791)
Stock-based compensation	3,415	3,904
Other non-cash item, net	5,104	(783)
Change in working capital and other items	17,214	20,768
Net cash provided by operating activities	27,052	25,677
Net cash used in investing activities	(9,270)	(9,458)
Net cash provided by financing activities	(284)	(401)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	296	1,419
Net change in cash, cash equivalents and restricted cash	17,794	17,237
Cash, cash equivalents and restricted cash, beginning of period	329,359	280,623
Cash, cash equivalents and restricted cash, end of period	$347,153	$297,860

Our cash, cash equivalents and restricted cash balance increased to $347.2 million on March 31, 2018 from $329.4 million on December 31, 2017. The increase in cash and cash equivalents in the three months ended March 31, 2018 was primarily due to net cash provided by operating activities in an amount of $27.1 million, partially offset by net cash used in investing activities of $9.3 million.

Our cash, cash equivalents and restricted cash balance increased to $297.9 million at March 31, 2017 from $280.6 million at December 31, 2016.

Cash flows from operating activities

We generated $27.1 million of cash from operating activities during the three months ended March 31, 2018. Our $13.1 million net loss was adjusted due to non-cash charges including depreciation and amortization of $15.4 million, share in losses of associated companies of $6.1 million and stock-based compensation expense of $3.4 million. In addition, changes in our working capital balances and other assets and liabilities increased our cash flow provided by operating activities by $17.2 million. The favorable impact of the changes in our working capital balances reflect our close monitoring of our operating working capital including effective collection efforts.

We generated $25.7 million of cash from operating activities during the three months ended March 31, 2017. The net loss of $14.0 million was adjusted due to non-cash charges such as depreciation and amortization of $16.6 million, stock-based compensation expense of $3.9 million, as well as favorably affected by $20.8 million of changes in working capital and other assets and liabilities.

Cash flows from investing activities

We used $9.3 million of cash in our investing activities during the three months ended March 31, 2018. Cash was primarily used to invest $7.6 million to purchase property and equipment. Our principal property and equipment purchases were for our new buildings complex under construction in Rehovot, Israel. The new facility in Rehovot, Israel, which will contain two buildings, houses our Israeli headquarters, research and development facilities and certain marketing activities.

In addition, we used $5.0 million of cash for investments in unconsolidated entities and received $3.8 million of cash for the sale of one of our operational facilities in Minnesota.

We used $9.5 million of cash in our investing activities during the three months ended March 31, 2017. Cash was primarily used to invest $6.3 million to purchase property and equipment and for certain strategic investments in unconsolidated entities.

Cash flows from financing activities

We used $0.3 million of cash in our financing activities during the three months ended March 31, 2018. Cash used for financing activities was mainly attributed to the quarterly repayments of our long-term loan in an amount of $1.3 million. Cash provided by financing activities was mainly attributed to proceeds of $1.0 million from the exercise of stock options.

We used $0.4 million of cash in our financing activities during the three months ended March 31, 2017. Cash used by financing activities was mainly attributed to the quarterly repayment of our long-term loan in an amount of $0.9 million, partially offset by proceeds of $0.5 million from the exercise of stock options.

Capital resources and capital expenditures

Our total current assets amounted to $620.0 million as of March 31, 2018, of which $347.2 million consisted of cash, cash equivalents and restricted cash. Total current liabilities amounted to $169.7 million. Most of our cash and cash equivalents are held in banks in Israel, Switzerland and the U.S.

The credit risk related to our accounts receivable is limited due to the relatively large number of customers and their wide geographic distribution. In addition, we seek to reduce the credit exposures of our accounts receivable by credit limits, ongoing credit evaluation and account monitoring procedures.

We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure and debt requirements for the next twelve months.

Long-Term Bank Loan and Credit Line

In December 2016, we entered into a secured loan agreement with Bank Hapoalim Ltd. in connection with our new office facility in Israel, which agreement we refer to as the Bank Loan Agreement. Pursuant to the Bank Loan Agreement, our company borrowed $26 million initially in December 2016, which we refer to as the Bank Loan, and secured a credit line for an additional $24 million, or the Credit Line. Any loans drawn upon the Credit Line will be under similar terms as the Bank Loan. The Bank Loan will mature in December 2023 and is payable in equal consecutive quarterly principal installments of principal and accrued interest. Any early repayment of the Bank Loan is subject to, within the initial three year term of the Bank Loan, a maximum 1% penalty of the amount prepaid. The repayment of the Bank Loan is secured by a first-priority lien on all of our company’s rights in the property of our new office facility in Israel. The Bank Loan bears interest at the rate of LIBOR plus 3.35%. The Bank Loan Agreement contains customary representations and warranties, affirmative covenants and negative covenants, which include, without limitation, restrictions on indebtedness, liens, investments, and certain dispositions with respect to the property secured by the lien. The Bank Loan Agreement also contains customary events of default that entitle the lender to cause any or all of our company's indebtedness to become immediately due and payable and to foreclose on the lien, and includes customary grace periods before certain events are deemed events of default. Borrowings under the Bank Loan Agreement are available mainly for the financing of our new facility in Israel. As of March 31, 2018, we had borrowed $10 million under the Credit Line.

We believe that we were in compliance with all of the covenants under the Bank Loan Agreement, including those related to the Bank Loan and Credit Line as of March 31, 2018.

Critical Accounting Policies

We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments, and assumptions that affected the amounts we reported. Actual results may differ from those estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our 2017 Annual Report. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-Looking Statements and Factors That May Affect Future Results of Operations

Certain information included in or incorporated by reference into the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review is appended, or the Form 6-K, may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of this Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the extent of our success at introducing new or improved products and solutions that gain market share;

●	the extent of growth of the 3D printing market generally;

●	impairments of goodwill or other intangible assets in respect of companies that we acquire;

●	changes in our overall strategy, including as related to any reorganization activities and our capital expenditures;

●	the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;

●	the impact of shifts in prices or margins of the products that we sell or services we provide;

●	the impact of competition and new technologies;

●	global market, political and economic conditions, and in the countries in which we operate in particular;

●	government regulations and approvals;

●	litigation and regulatory proceedings;

●	infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;

●	the extent of our success at maintaining our liquidity and financing our operations and capital needs;

●	impact of tax regulations on our results of operations and financial condition; and

●

those factors referred to in Item 3.D, “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2017 Annual Report, as well as in the 2017 Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2017 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Reference is made to Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in our 2017 Annual Report.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of certain of these matters that we deem to be material to our company, see Note 12-“Contingencies” in the notes to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.